Exhibit 99.3

SHORE GOLD INC.
FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Reporting Issuer:

Shore Gold Inc.
300, 224 - 4th Avenue South
Saskatoon, Saskatchewan
S7K 5M5

Telephone: (306) 664-2202
Facsimile: (306) 664-7181

(hereinafter referred to as "Shore" or the "Corporation")

2.	Date of Material Change:

March 31, 2006

3.	News Release:

On March 31, 2006, the Corporation issued a press release disclosing the nature and substance of the material change (a copy of which is attached as Schedule A to this Material Change Report).

4.	Summary of Material Change:

Kenneth E. MacNeill, President and CEO of Shore Gold Inc. (“Shore” or the“Company”), is pleased to announce the appointment of Mr. Wade MacBain as Corporate Communications Manager.

5.	Full Description of Material Change:

See press release attached as Schedule A to this Material Change Report for a full description of the material change.

6.	Reliance on Section 7.1(2) or (3) of National Instrument 51-102

N/A

7.	Omitted Information:

No material information has been omitted from this report.

8.	Executive Officer:

For further information, please contact Mr. Harvey J. Bay, Chief Financial Officer, at (306) 664-2202.

9.	Date of Report

Dated at Saskatoon, Saskatchewan, this 31st day of March, 2006.

SCHEDULE A

Stock Symbol: SGF: TSX	March 31, 2006
SHORE GOLD INC.	Saskatoon, Saskatchewan

SHORE GOLD ANNOUNCES THE APPOINTMENT OF
CORPORATE COMMUNCIATIONS MANAGER

Kenneth E. MacNeill, President and CEO of Shore Gold Inc. (“Shore” or the “Company”), is pleased to announce the appointment of Mr. Wade MacBain as Corporate Communications Manager.

Mr. MacBain has worked within the Corporate Development group within Shore since August of 2001. Mr. MacNeill stated, “Wade has been an integral part of getting our Company’s message out to our shareholders, prospective investors and mining analysts since joining the Company and I am confident in his ability to manage the activities associated with this role in the future”.

Shore is also announcing the resignation of Mr. George Sanders, Vice President Corporate Development and wishes to express its gratitude for his contributions to the Company over the past three years and wish him success in his future endeavors.

For further information please contact:

Kenneth E. MacNeill, President & CEO or Harvey J. Bay, COO, CFO at (306) 664-2202.

- END -